RICHARDSON & PATEL LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, CA 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

February 29, 2008

BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: i2 Telecom International, Inc.
Forms 10-KSB/A for the fiscal year ended December 31, 2006
Filed April 2, 2007 and August 23, 2007 respectively, and
Forms 10-QSB/A for the quarters ended June 30, 2007 and
September 30, 2007
Filed August 23, 2007 and November 14, 2007
File No. 0-27704

Ladies and Gentlemen:

Set forth below are our responses to comments contained in your letter to i2 Telecom International, Inc., (the “Company”) dated January 31, 2008 (the "SEC Letter") regarding the referenced Forms 10-KSB/A and 10-QSB/A filings. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.

1. Comment

Form 10-KSB for the year ending December 31, 2006

Note 3. Intangible Assets, page 49

1.

We note your response to prior comment 1. We do not believe the legal protections provided by a patent, pending or otherwise, necessarily establish in indefinite useful life for an intangible asset. Your analysis has not shown that the pending patents extend indefinitely the life of the described technologies beyond their expected contributions to the cash flows of your company. Therefore, we resubmit our previous comment and ask that you provide an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset, such as those in paragraph 11 of SFAS 142.

1. Response

Reference is made to your letter dated January 31, 2008, in reply to our letter dated January 7, 2008.

While we agree with your comment that the technology in question has a finite useful life, in our opinion, this asset should not, at this time, be amortized on the books of i2 Telecom International, Inc., (“i2Telecom” or the “Company”). Our opinion is based on the following:

SFAS 142 paragraph 11 states that in determining the useful life of an intangible asset one must consider all pertinent factors, in particular (a) the expected use of the asset by the entity.

Please be advised that, while i2Telecom has been using this technology in its (minimal) operations the true value of this technology is better represented by the following:

(a) The Company has received a valid bid of $5 million for the patented technology from a potential buyer. This amount is some $2 million in excess of the cost reported on i2Telecom’s balance sheet.

(b) The Company believes that various competitors have infringed on i2Telecom’s patent and other intellectual property. We have retained Vinson & Elkins, an international intellectual property law firm of who have informed us that the potential recovery from infringement actions is many times the recorded cost of the technology. Base on this potential we have been able to obtain continuing debt and equity financing from investors who are very knowledgeable of our technology’s potential.

As determined by the above facts, the fair value of this asset, that is the expected future cash flows to be derived from the patent and other intellectual property is in excess of the stated value (see SFAS 142 paragraph 23).

Furthermore, in our opinion and considering the expected use of this asset (i.e. its sale or use in litigation) and the mere passage of time will not reduce its fair value below a residual value that is lower than the recorded cost (see SFAS 142 paragraph 13)

Based on the above, in our opinion, the amortization of these costs would be inappropriate in these facts and circumstances.

2. Comment

Form 10QSB for the quarterly period ended September 30, 2007

2.

Regarding your response to comment 3, please update us regarding the repayment status of each of your notes payable identified in Note 2 of your September 30 Form 10-Q. If you are in default on certain notes, we believe this would be material information that should be clearly disclosed to investors in a timely fashion along with management’s specific plans for resolving your repayment obligations.

2. Response

The Company throughout its development stage since inception has had and cured a number of defaults. For the quarterly period ended September 30, 2007, we did not have any notes that were in default. The Company is prepared to disclose a default at the time of its next required financial reporting event, should a default exist at such time.

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

By:	/s/ Peter Hogan
Peter Hogan